SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No. 1)

Unify Corporation
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(Name of Issuer)

Common Stock, $.001 Par Value Per Share
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(Title of Class of Securities)

904743101
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(CUSIP Number of Class of Securities)

October 3, 2007
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  RULE 13d-1(b)
☒ RULE 13d-1(c)
☐  RULE 13d-1(d)

CUSIP No. 902636109	Page 2 of 8 Pages

1	Name of Reporting PersonI.R.S. Identification No. of Above Person

ComVest Capital LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization:

Delaware
	5	Sole Voting Power:

		0
Number of	6	Shared Voting Power:
Shares
Beneficially		1,101,220 Shares
Owned by	7	Sole Dispositive Power:
Each Reporting
Person With		0
	8	Shared Dispositive Power:

		1,101,220 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,101,220 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)

15.4% of Common Stock
12	Type of Reporting Person (See Instructions)

OO

CUSIP No. 902636109	Page 3 of 8 Pages

1	Name of Reporting PersonI.R.S. Identification No. of Above Person

ComVest Capital Management LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization:

Delaware
	5	Sole Voting Power:

		0
Number of	6	Shared Voting Power:
Shares
Beneficially		1,101,220 Shares
Owned by	7	Sole Dispositive Power:
Each Reporting
Person With		0
	8	Shared Dispositive Power:

		1,101,220 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,101,220 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)

15.4% of Common Stock
12	Type of Reporting Person (See Instructions)

OO

CUSIP No. 902636109	Page 4 of 8 Pages

1	Name of Reporting PersonI.R.S. Identification No. of Above Person

ComVest Group Holdings, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization:

Delaware
	5	Sole Voting Power:

		0
Number of	6	Shared Voting Power:
Shares
Beneficially		1,101,220 Shares
Owned by	7	Sole Dispositive Power:
Each Reporting
Person With		0
	8	Shared Dispositive Power:

		1,101,220 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,101,220 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)

15.4% of Common Stock
12	Type of Reporting Person (See Instructions)

OO

CUSIP No. 902636109	Page 5 of 8 Pages

1	Name of Reporting PersonI.R.S. Identification No. of Above Person

Michael S. Falk
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization:

Delaware
	5	Sole Voting Power:

		0
Number of	6	Shared Voting Power:
Shares
Beneficially		1,101,220 Shares
Owned by	7	Sole Dispositive Power:
Each Reporting
Person With		0
	8	Shared Dispositive Power:

		1,101,220 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,101,220 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)

15.4% of Common Stock
12	Type of Reporting Person (See Instructions)

IN

Page 6 of 8 Pages

ITEM 1(a).	Name of Issuer:

ITEM 1(a).	Name of Issuer:
Unify Corporation

ITEM 1(b).	Address of Issuer's Principal Executive Offices:
2101 Arena Blvd., Suite 100, Sacramento, California 95834
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ITEM 2(a).	Names of Persons Filing:
ComVest Capital LLC ("ComVest")
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ComVest Capital Management LLC ("Management")
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ComVest Group Holdings, LLC ("CGH")
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Michael S. Falk
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ITEM 2(b).	Address of Principal Business Office or, if None, Residence:
One North Clematis, Suite 300, West Palm Beach, Florida 33401
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ITEM 2(c).	Citizenship:

Management, ComVest and CGH are Delaware Limited Liability Companies.

Michael S. Falk is a U.S. citizen.
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ITEM 2(d).	Title of Class of Securities:
Common Stock, $.001 Par Value Per Share
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ITEM 2(e).	CUSIP Number: 904743101

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

The reporting persons are a group for purposes of the filing of this statement.

ITEM 4.	Ownership:
(a) Amount beneficially owned by all reporting persons: 1,101,220 Shares
(b) Percent of class: 15.4% of Common Stock
(c) Number of shares as to which the reporting persons have:

(i)	sole power to vote or to direct the vote: 0 Shares
(ii)	shared power to vote or to direct the vote: 1,101,220 Shares

Page 7 of 8 Pages

(iii)	sole power to dispose or to direct the disposition: 0 Shares
(iv)	shared power to dispose or to direct the disposition: 1,101,220 Shares

ITEM 5.	Ownership of five percent or less of a class.

If this statement is being filed to reflect the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: ☐.

ITEM 6.	Ownership of more than five percent on behalf of another person.
Not applicable.

ITEM 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
Not applicable.

ITEM 8.	Identification and classification of members of the group.
The reporting persons are a group for purposes of filing this Statement. See Exhibit 1 attached hereto.

ITEM 9.	Notice of dissolution of group.
Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2007

ComVest Capital LLC

By:	ComVest Capital Management LLC, its managing member

	By:	/s/ Cecilio M. Rodriguez Cecilio M. Rodriguez, Treasurer

ComVest Capital Management LLC

By:	/s/ Cecilio M. Rodriguez Cecilio M. Rodriguez, Treasurer

ComVest Group Holdings LLC

By:	/s/ Cecilio M. Rodriguez Cecilio M. Rodriguez, Treasurer

/s/ Michael S. Falk
Michael S. Falk, individually